Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 11, 2011)
MCJUNKIN RED MAN CORPORATION
$1,050,000,000
9.50% Senior Secured Notes due December 15, 2016

     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 11, 2011, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

     INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

October 20, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2011
MCJUNKIN RED MAN HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-153091 (Commission File Number)	20-5956993 (I.R.S. Employer Identification Number)
2 Houston Center
909 Fannin, Suite 3100, Houston, TX 77010
(Address of principal executive offices, including zip code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition
On October 20, 2011, McJunkin Red Man Holding Corporation (the “Company”) issued a press release announcing its estimated financial results for the quarter ended September 30, 2011. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.
The information in Item 2.02 of this current report on Form 8-K and Exhibit 99.1 attached hereto is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor is it deemed incorporated by reference into any filing under the Securities Exchange Act of 1934, as amended.
Item 9.01 Financial Statements and Exhibits
(d) Exhibits.
The following exhibit is being furnished as part of this report:
99.1      News Release of McJunkin Red Man Holding Corporation dated October 20, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
     Date: October 20, 2011

MCJUNKIN RED MAN HOLDING CORPORATION
By:	/s/ James F. Underhill
James F. Underhill
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	News Release of McJunkin Red Man Holding Corporation dated October 20, 2011

Exhibit 99.1

McJunkin Red Man Holding Corporation	Investor Contact: Will James Vice President — Investor Relations will.james@mrcpvf.com P: 832-308-2847
Announcement
McJunkin Red Man Holding Corporation Announces
Estimated Third Quarter 2011 Financial Results
Houston, TX — October 20, 2011: McJunkin Red Man Holding Corporation (MRC), the largest global distributor of pipe, valves and fittings (PVF) and related products and services to the energy and industrial sectors based on sales, today announced its estimated third quarter 2011 financial results.
For the third quarter of 2011, the Company generated estimated sales in the range of $1.35 billion to $1.37 billion, compared to $1.03 billion in the third quarter of 2010 and $1.17 billion in the second quarter of 2011. For the first nine months of 2011, estimated sales increased to a range of $3.51 billion to $3.53 billion, compared to $2.81 billion during the first nine months of 2010. These increases were primarily due to strengthening in MRC’s upstream and midstream end markets, which have been driven largely by improved activity levels in the oil and natural gas shale regions and improvements in the overall business environment.
The Company’s estimated net income for the third quarter of 2011 was in the range of $19.4 million to $23.4 million, compared to a net loss of $10.5 million for the third quarter of 2010 and a net income of $4.7 million in the second quarter of 2011. For the first nine months of 2011, the Company’s estimated net income was in the range of $23 million to $27 million, compared to a net loss of $38.3 million for the same period in 2010.
Estimated Adjusted EBITDA was in the range of $106 million to $113 million for the third quarter of 2011, compared to $64 million for the same period in 2010. Estimated Adjusted EBITDA was in the range of $257 to $264 million for the first nine months of 2011, compared to $169 million for the same period in 2010. See the table attached to this announcement for a reconciliation of Adjusted EBITDA to net income and net loss.
The Company’s total long-term debt at September 30, 2011 was $1.51 billion, compared to $1.36 billion at December 31, 2010. The current year increase is the result of improving business conditions requiring greater working capital. Total liquidity under the Company’s revolving credit facilities, including cash on hand, was approximately $584 million at September 30, 2011, compared to $531 million at December 31, 2010. The Company’s backlog at September 30, 2011 remained over $900 million.
Preliminary Nature of Results
The Company has not yet finalized its financial results for the three and nine months ended September 30, 2011. The preliminary estimated financial results that this announcement provides are unaudited and subject to revision pending the completion of the accounting and financial processes necessary to prepare and compare the Company’s financial statements for the periods provided. The Company has prepared the foregoing preliminary estimates on a reasonable basis. However, because currently available information is preliminary, actual financial results may be different from these estimates, and any difference could be material. The Company plans to release its financial information for the three and nine month periods ending September 30, 2011 on or about November 11, 2011.
About McJunkin Red Man
Headquartered in Houston, Texas, MRC is the largest global distributor of PVF and related products and services to the energy and industrial sectors, based on sales, and supplies these products and services across each of the upstream, midstream and downstream markets.
Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, for example, statements about the Company’s business strategy, its industry, its future profitability, growth in the Company’s various markets and the Company’s expectations, beliefs, plans, strategies, objectives, prospects and assumptions. These forward-looking statements are not guarantees of future performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. For a discussion of key risk factors, please see the risk factors disclosed in the Company’s registration statement on Form S-4, which is available on the SEC’s website at www.sec.gov and on the Company’s website, www.mrcpvf.com.
Undue reliance should not be placed on the Company’s forward-looking statements. Although forward-looking statements reflect the Company’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.
www.mrcpvf.com

Houston Corporate Headquarters	Charleston Corporate Office	Tulsa Corporate Office
2 Houston Center	835 Hillcrest Drive	8023 E. 63rd Place
909 Fannin, Suite 3100	Charleston, WV 25311	Tulsa, OK 74133
Houston, TX 77010	P: 800.624.8603	P: 800.666.3776
P: 877-294-7574

McJunkin Red Man Holding Corporation
Supplemental Information (Unaudited)
Calculation of Estimated Adjusted EBITDA Range
(Dollars in millions)

	Three Months Ended September 30			Nine Months Ended September 30
	2011		2010	2011		2010
	Low	High		Low	High
Net income (loss)	$19.4	$23.4	$(10.5)	$23.0	$27.0	$(38.3)
Income tax expense (benefit)	9.9	13.1	(4.1)	11.8	15.0	(22.0)
Interest expense	34.3	34.3	35.0	102.4	102.4	104.7
Write off of debt issuance costs	—	—	—	9.5	9.5	—
Depreciation and amortization	4.7	4.7	4.1	12.8	12.8	12.2
Amortization of intangibles	12.7	12.7	13.6	37.8	37.8	41.0
Increase in LIFO reserve	18.3	18.3	19.8	46.0	46.0	56.8
Change in fair value of derivative instruments	(1.8)	(1.8)	1.0	(5.3)	(5.3)	6.7
Share based compensation expense	3.8	3.8	0.2	6.3	6.3	2.4
Legal and consulting expenses	1.5	1.5	1.8	6.1	6.1	2.7
Joint venture termination	1.7	1.7	—	1.7	1.7	—
Losses on asset sales	0.3	0.3	0.2	0.7	0.7	0.6
Other non-recurring and non-cash expenses (1)	1.1	1.1	2.8	3.8	3.8	1.7

Adjusted EBITDA(2)	$105.9	$113.1	$63.9	$256.6	$263.8	$168.5

(1)	Other non-recurring and non-cash expenses include transaction-related expenses, pre-acquisition EBITDA of Stainless Pipe and Fittings Australia Pty. Ltd., and other items added back to net income pursuant to our debt agreements.

(2)	For purposes of computing Adjusted EBITDA, we have added back the increase in our LIFO reserve for all periods presented. Such amounts would not be added back for similar calculations computed for purposes of the indenture governing the Company’s senior secured notes.
Note to above:
Adjusted EBITDA consists of net income plus interest, income taxes, depreciation and amortization, amortization of intangibles and other non-recurring, non-cash charges (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment), and plus or minus the impact of our LIFO costing methodology. We elected to adjust for the impact of our LIFO inventory costing methodology beginning in the second quarter of 2011 based on the non-cash nature of the charge and the significance of the charge to our results. Adjusted EBITDA referenced herein for prior periods has been revised to reflect the results on a consistent basis. The Company has included Adjusted EBITDA as a supplemental disclosure because management believes Adjusted EBITDA is an important measure under its indenture and North American asset-based credit facility and provides investors a helpful measure for comparing its operating performance with the performance of other companies that have different financing and capital structures or tax rates.